EXHIBIT 99.1

Taro Shares to be Delisted From Nasdaq

Company Shares Expected to Trade On Pink Sheets

HAWTHORNE, N.Y., Dec. 12, 2006 (PRIME NEWSWIRE) -- Taro Pharmaceutical Industries Ltd. ("Taro," the "Company") (Nasdaq:TARO) reported today that it has received notice that the Company's ordinary shares will be delisted from The Nasdaq Global Select Market after the close of business on Wednesday, December 13, 2006.

Following delisting, the Company's ordinary shares are expected to be quoted on the Pink Sheets Electronic Quotation Service under the symbol TAROF. Information regarding the Pink Sheets Electronic Quotation Service ("Pink Sheets") is available at http://www.pinksheets.com. Investors should be aware that trading on the Pink Sheets may result in a reduction in liquidity and trading volume of the Company's common stock.

The delisting notice was received because the Company has not yet filed its Annual Report on Form 20-F for the year ended December 31, 2005 (the "2005 Form 20-F") as required by Nasdaq Marketplace Rule 4320(e)(12). As previously announced, the Company is working with Ernst & Young, its independent auditors, to complete the audit of its 2005 financial results as soon as possible.

The Company has requested that the Nasdaq Listing and Hearing Review Council exercise its authority to call for review the November 15, 2006 decision of the Nasdaq Listing Qualifications Panel and also to stay the delisting of the Company's ordinary shares. The Council has until December 29, 2006 to exercise its authority, and there can be no assurance that it will either initiate a call for review or stay the delisting of the Company's ordinary shares in the interim.

Taro is also considering its option to file an appeal of the delisting with the Nasdaq Listing and Hearing Review Council. Such an appeal will not stay the delisting of the Company's common stock but may facilitate the Company's ability to relist its securities on the Nasdaq Stock Market based on continued Nasdaq listing standards. However, there can be no assurance that the Nasdaq Listing and Hearing Review Council will grant the Company's request for relisting without having to comply with the Nasdaq initial listing standards.

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For more information on Taro, please visit www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts, and statements that include the word "will," "expects," or similar language; and statements concerning the Nasdaq Staff Determination and Listing Qualifications Panel, Nasdaq Listing and Hearing Review Council, expectations regarding the delisting, continued listing, or relisting of the Company's ordinary shares, and the completion of the 2005 audit. Although the Company believes that such statements are based on reasonable assumptions and reliable sources, it has no assurance thereof. Factors that could cause actual results to differ include actions by Nasdaq staff, the Nasdaq Listing Qualifications Panel, and/or the Nasdaq Listing and Hearing Review Council, the ability of the Company to finalize its 2005 audit, general economic conditions, industry and market conditions, regulatory actions and legislative actions in the countries in which Taro operates, the escalation of the conflict in the Middle East, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

CONTACT:  Taro Pharmaceutical Industries Ltd.
          Daniel Saks, Vice President, Corporate Affairs
          (914) 345-9000 ext. 6208